Form 604
Corporations Act 2001
Section 671B

Notice of Change of Interests of Substantial Holder

To: **Allied Gold Ltd**
ACN/ARSN:

1. **Details of substantial holder (s)**

Name: FMR Corp and FIL
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	02 April 2007
The previous notice was given to the company on	09 September 2006
The previous notice was dated	08 September 2006

2. **Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous Notice Person's votes	Previous Notice Voting Power (5)	Present Notice Person's votes	Present Notice Voting Power (5)
Common Stock	21,040,585	7.73%	27,369,000	8.75%

3. **Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
			US $	common stock	common stock
8 September 2006	FMR Corp. + FIL	Market Acquisition	0.3469	158,500	158,500
11 September 2006	FMR Corp. + FIL	Market Acquisition	0.3536	200,000	200,000
14 September 2006	FMR Corp. + FIL	Market Acquisition	0.3162	79,276	79,276
15 September 2006	FMR Corp. + FIL	Market Acquisition	0.3223	320,639	320,639
27 March 2007	FMR Corp. + FIL	Market Acquisition	0.2587	5,570,000	5,570,000
				Total Buys	**6,328,415**
				Total Sells	**0**
				Overall Increase	**6,328,415**

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Registered holder of securities	Holder of relevant interest	Class and number of securities
FMR Corp. + FIL	FID FDS - EURO SMALLER CO POOL	13,718,000
FMR Corp. + FIL	FID FDS-VALUE ENTERPRISE POOL	1,774,000
FMR Corp. + FIL	FA INT EURO MID EAST ASIA SUB	11,880,000
TOTAL	**27,369,000**	**8.75**

5. Changes in Association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
FMR Corp./FMR Co.	FMR Co. is the adviser to the registered holders named in Section 4 and has power under its management agreements to dispose of the subject shares. FMR Co. is a wholly-owned subsidiary of FMR Corp., a Delaware corporation. Edward C. Johnson 3d is chairman of FMR Corp. and owns in excess of 10% of the voting power of FMR Corp. and may thereby be deemed an associate of FMR Co. However, neither FMR Corp. nor Edward C. Johnson 3d has sole power to vote or direct the voting of, or to dispose of or direct the disposition of, the subject shares. FMR Co. carries out such voting under written guidelines established by the Board of Trustees of the Funds which are

	the registered holders.
FIL	FIL is the adviser to the registered holders named in Section 4 above, each of which is an investment company organized under the laws of a jurisdiction other than the United States, and has power under its management agreements to dispose of the subject shares. Edward C. Johnson 3d is chairman of FIL and owns in excess of 20% of the voting power of FIL. By reason of his ownership of the "prescribed percentage" of FIL, Mr. Johnson may be deemed the holder of a relevant interest in the subject shares and a substantial shareholder. FIL has power to vote and dispose of the shares of the Funds which it advises.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
FMR Corp., FMR Co.	82 Devonshire Street Boston, MA 02109
FIL	PO Box HM 670, Hamilton HMCX, Bermuda

Sign Here ___________________________________

Dated 03 April 2007

____

Charles Jones
Director - Global Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.